Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 333-125496

The following Frequently Asked Questions were sent to employees of Nuance on June 9, 2005:

Q: When will I know if I have a job in the new organization post closing?

A: We understand the importance of working as expeditiously as possible through the employee selection process and informing people as soon as decisions are made. We intend to work quickly, but there are many decisions which must come first. Realistically, it will probably take at least until August before we are able to inform people of their status. Our goal, however, is to be able to notify employees of their going-forward status no later than the closing.

Q: Will I be eligible for a severance package if it is determined that I no longer have a role in the combined organization post-closing?

A: Yes, provided you remain and perform in your current capacity and support the transition through your scheduled separation date. Your severance package is also contingent upon the execution of our standard separation agreement. The details of your individual severance package and separation agreement will be provided to you by Human Resources at a later date, if you have not already received that information. We will keep you posted as to the anticipated timing on receipt of this information.

Q: If I voluntarily choose to resign prior to the closing or my scheduled separation date, will I still be eligible for any form of a severance package?

A: No. Only employees who remain with the organization through their scheduled separation dates will be eligible for severance.

Q: Will I be eligible to receive a severance package if I am offered a job but choose not to accept the new position?

A: It depends. If you are offered a job within the combined company with a similar role and compensation package, then generally you would not be eligible to receive a severance package. The one exception is if you are offered a position which would require relocation more than 50 miles from your current work site. Under these rare circumstances, if you choose not to accept the offer, then you would still be eligible to receive a severance package.

Q: What does the severance package comprise?

A: By now, Nuance employees should have received personalized letters outlining the components of the severance packages they would be eligible for should a position not be available for them in the combined organization. While there may be differences between countries, in general, the severance package, will have three elements: (1) a lump sum severance payment based on your level and tenure with the organization, (2) if applicable, paid health insurance continuation for a three-month period and (3) membership in a local outplacement services firm. Any further details of the individual severance packages will be provided upon finalization of employee selections.

Q: If I am offered a position in the combined company, how much time do I have to make a reasonably informed decision? Will I be able to wait until the transaction is closed to decide?

A: We will request a response from employees within seven days of receipt of the offer. We ask that employees comply with this timeframe in order to allow the opportunity for another co-worker to receive an offer in the event you are not interested in continuing your employment with the organization. All employees must return all employment documentation provided prior to closing in order to ensure a smooth transition for payroll and benefit programs.

Q: Is there any possibility that I might be laid-off prior to the close?

A: Barring any unforeseen and extraordinary developments, it is not the company’s intent to make any staffing reductions prior to closing the transaction.

Q: If the close goes past the anticipated September timeframe, am I at risk of being laid off?

A: All employees need to be focused on ensuring that we (1) work to the best of our abilities to ensure a smooth and timely integration process and (2) continue to focus on achieving our business and revenue goals for this quarter. We’re confident that if we focus on these two important aspects, our business prospects will be healthy. Assuming the timing for the close remains within 2005, there are no plans for layoffs.

Q: If I’m offered a position within the combined company, will my total compensation package be reviewed for adjustment, taking into consideration my focal review?

A: Nuance’s performance review schedule will be carried out as planned over the coming months so that necessary, current performance information will be available for merit reviews in accordance with ScanSoft’s October 1, 2005 focal review cycle. Your total compensation package, including base salary, bonus opportunity and equity-based incentives, will be reviewed at this time in accordance with the ScanSoft programs.

Depending on the timing of the close, adjustments to your compensation may or may not be in your offer letter, should you be offered a position going forward.

Q: Can you offer any information on what the ScanSoft employee benefit programs are and what I might be able to reasonably expect?

A: HR teams from both companies have begun a full review of both companies’ benefit programs. We will have a series of meetings to review benefits information with employees as soon as we have specific comparisons and a package going forward.

Q: Will ScanSoft require employees going forward with the new organization to sign a non-competition agreement post-closing?

A: Where legally enforceable, ScanSoft does have a policy of instituting non-competition agreements as a condition of employment. It is not our intention to block employees from seeking alternative employment but to protect the assets of the company. We do recognize that non-competes may not be enforceable in some states or countries. For example, California law does not have strong enforceability around non-competes; therefore, we will review each case individually to ensure both parties are being treated fairly.

Q: What happens to my current Employee Stock Purchase Program enrollment?

A: Nuance’s ESPP program will conclude prior to the acquisition closing. The program will continue to be guided by all the usual terms and conditions except that the offering period may be shortened (i.e., ended prior to November 1, 2005), so that the purchase of shares and all related administration can be completed prior to close.

Q: Does ScanSoft have an Employee Stock Purchase Program?

A: Yes, ScanSoft has an employee stock purchase program in the US and plans to implement this program in certain International locations over the coming months as well. Employees must be employed by ScanSoft at the time of the semi-annual open enrollment to be eligible to participate. The next open enrollment period is August 16th, which is prior to the anticipated closing date. Therefore, Nuance employees continuing on will need to wait for the February 15, 2006 enrollment date to participate.

Q: What happens to my vacation time?

A: You will not lose any accrued vacation time. At the time of closing, your vacation balances will be carried over to ScanSoft. In the event you leave the company, either voluntarily or involuntarily, you will be paid out any accrued vacation balances.

Q: Should I reschedule my planned vacations over the coming months?

A: We encourage employees to take vacation time, especially during stressful periods, in order to rejuvenate. We understand there will be many time sensitive integration initiatives underway over the coming months and would ask that you work with your manager to coordinate your time off to meet both your personal needs and those of the business to ensure a successful integration.

Q: Will my seniority date with Nuance carry over to the combined company?

A: Yes, your hire date with Nuance will carry over to ScanSoft and will be the basis for which any applicable benefits are calculated.

Q: For those currently getting support from Nuance with immigration, will that process continue?

A: For employees who continue with the combined company, the immigration process will remain through company sponsorship, with no lapse or delay. For employees who will not have a job within the combined company, we will provide assistance with the transition of their immigration process to a new company sponsor if applicable, and will make severance payments in the form of salary continuation to prolong the employee’s duration on the company payroll. Each case will be looked at and handled individually on the advice of the company’s immigration attorney.

Q: If I received a retention package, is that indicative of whether or not I will be laid off later?

A: No. Some retention packages were given to ensure the success of Nuance’s standalone business by encouraging the continuity of performance and functionality during this period of uncertainty. The retention program is not associated with the employee selection process for the combined organization.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On June 3, 2005, ScanSoft filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125496) containing a preliminary Joint Proxy Statement/Prospectus regarding the proposed transaction. Investors and security holders are urged to carefully read the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available as they will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.